UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: Tuttle Twins Show LLC.

Legal status of issuer:
 Form: Limited Liability Company
 Jurisdiction of Incorporation/Organization: Utah
 Date of organization: 04-03-2020

Physical address of issuer: 410 S. University Ave. Provo Utah 84601

Website of issuer: https://www.tuttletwins.tv

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

 5% of the successful amount raised in cash, 5% of the successful amount raised in the equity of the offering, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

 VAS Portal, LLC currently holds 55,408 Preferred Units of the Company which it received as compensation in the Company's previous Reg CF offering listed on the Intermediary's platform.

Type of security offered: Preferred Equity

Target number of securities to be offered: 568,182

Price (or method for determining price): $.88

Target offering amount: $500,000.16

Oversubscriptions accepted: X Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis X First-come, first-served basis
☐ Other – provide a description:_____

Maximum offering amount (if different from target offering amount): $2,700,000.16

Deadline to reach the target offering amount: May 11, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,274,435.96	N/A
Cash & Cash Equivalents:	$1,149,626.22	N/A
Accounts Receivable:	$0	N/A
Short-term Debt:	$28,344.89	N/A
Long-term Debt:	$0	N/A
Revenues/Sales:	$0	N/A
Cost of Goods Sold:	$0	N/A
Taxes Paid:	$0	N/A
Net Income:	$0	N/A

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

_____

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: Tuttle Twins Show, LLC.

ELIGIBILITY

2. X Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☐   No X

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Benton Crane	Marketing and advertising Executive	Harmon Brothers LLC.	August 2013-Current
Daniel Harmon	Marketing and Advertising Executive	Harmon Brothers LLC.	August 2013-Current
Connor Boyack	Education Executive	Libertas	January 2013-Current

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Daniel Harmon	President and Director	April 2020 - Present	Writer, Director, Show runner
Benton Crane	Executive Producer	April 2020-Present	Business Administration
Jonny Vance	Chief Marketing Officer	April 2020 - Present	Writer and Marketing

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

See Exhibit Daniel Harmon Employment History, Exhibit Benton Crane Employment History, Exhibit Jonny Vance Employment History, and Exhibit Connor Boyack Employment History.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Daniel Harmon	2,926,882	26.62%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

"THE CARTOON THAT CAN LITERALLY CHANGE THE WORLD."
How do you describe economics to a 7-year-old?
Should your preteen care about the government?

For too long, parents have been at the mercy of professional curriculum developers to instruct their children. History is watered down, key principles omitted altogether, and time and attention are given to things of lesser importance.

Not anymore.

Tuttle Twins is the first cartoon series to teach kids enduring principles of freedom, economics, and government that both they—and their adults—actually want to watch.

Kids. And economics. And freedom. All mashed together in one show. In a cartoon. And with a healthy dose of comedy, of course. :)

The Tuttle Twins show, based on the best-selling books, is the first of its kind cartoon series that aims to instruct while entertaining. The series is currently in development (with the pilot episode coming soon!), and we need your help to bring it to life.

The Tuttle Twins, Ethan and Emily, are the two main characters in a series of 8 children's books written by Connor Boyack. The twins take the reader through their exploration of economics, law, money, the golden rule, entrepreneurship, and more.

WHY A TUTTLE TWINS SHOW?

We have a hunch that humans enjoy freedom, but that they don't always know what that looks like. We believe we can help them cut through the noise of politics to find a clearer picture—then they can use that perspective to form their own opinions and make better decisions.

It's a big dream, but life isn't much fun without big dreams, right?!

When it comes to teaching their children about the enduring principles of freedom, many parents don't know where to start. The Tuttle Twins books have sold OVER ONE MILLION COPIES and they do a fantastic job of introducing important topics and creating meaningful family discussions about them.

With screens becoming a more and more important part of our lives, we risk losing the opportunity to teach about these principles as time is spent on other (often meaningless) content.

We believe there is no better way to teach these important principles than by making them come to life on screen. The video format will enable us to simplify principles and introduce a level of humor that will inform and entertain people of all ages and abilities.

WHAT KIND OF SHOW WILL IT BE?

The Tuttle Twins series will be based on The Tuttle Twins books but will tell new stories. Our vision for the series is to mix the humor of shows like The Simpsons, Phineas and Ferb, and Gravity Falls with the education and family friendliness of The Magic School Bus.

The story will revolve around the Tuttle Twins, their Grandma, and her time-traveling wheelchair.

The vision is to make it entertaining for kids, and enjoyable for adults.
THE CHALLENGE
Making a cartoon like this requires money. A quality television series like this can cost millions of dollars—the kind of money only Hollywood studios have traditionally. But Hollywood would never make a show like this! It doesn't fit their worldview.

We know there are millions of families and individuals that believe in sound economic principles, freedom for all, and the protection of individual rights. And we're going to create content that will not only teach these principles in an easy-to understand way, but in a way that will be engaging and entertaining—and that will equip the viewer to explain these principles to others.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is no operating history of this production company, there is no knowledge if the production will be able to be successfully completed within the stated budget.
(2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the tv series.
(3) Because there is no operating history, we do not have a significant following specifically for the show and promotional efforts may prove to be ineffective in getting Tuttle Twins readers (purchasers of past books) to transition and support this tv series or in gathering new followers.
(4) We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketplace.
(5) Our content is on the political spectrum and any number of scenarios may arise in which the speech that our content contains is restricted, censored, or otherwise prevented from coming to market.
(6) Distribution channels and methods can fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.
(7) Our goals are only goals and we cannot foresee events that may arise in the future that prevent us from completing our plans.
(8) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.
(9) Even if we are able to distribute the show, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.
(10) Because we are only creating one TV show, we are not able to diversify our content, which may be a problem for ultimate profitability.
(11) Changing circumstances in the world may cause an increase in the production cost and budget of each episode we produce, which can negatively affect our ability to turn a profit.

THE OFFERING

9. What is the purpose of this offering? To fund the creation of the Tuttle Twins Show series. Series to help children learn about free market principles.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Fees	$25,000	$135,000
Qualified Third-Party Fees	$15,000	$81,000
Finish Funding Episode 6 and All of Episode 7	$372,000	$372,000
Additional episodes (3 and Behind the Scenes content		$1,608,000

Marketing and Merchandise	$84,000	$484,000
Business Administration	$4,000	$20,000.38
Totals:	$500,000	$2,700,000.38

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Follow the URL for https://fb.watch/4le1MqTdsu/ for a Facebook message
Follow the URL for https://www.youtube.com/watch?v=Uzy3O2x-0G4&ab_channel=TuttleTwins for a YouTube message
An email was also sent with the following text:
BIG NEWS!

Thanks to a round of private investment, we just secured the funding to green light TWO new episodes of Tuttle Twins!

This means, we are just 6 episodes away from funding the entire first season of Tuttle Twins.

There seems to be incredible demand from private investors to fund this show, but before we fill the entire round, we wanted to gauge your interest first.

If we reopened investment again to the general public, would you be interested in investing?

If so, you can [click a link to the intermediary testing-the-waters page] and then be immediately notified IF we reopen the investment to the public.
(*see details below)

[image of the header of the testing-the-waters page on the intermediary's platform]

The world needs this message of freedom now more than ever and we can't wait to bring the entire first season to life.

[image of Daniel Harmon]
Daniel Harmon
Tuttle Twins Showrunner

*No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The units will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS Portal, LLC (VidAngel Studios) account by clicking on the cancel commitment button in your account profile under My Investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:
    The securities being offered are Class A Preferred Units of Tuttle Twins Show, LLC and they will have a 20 percent preferred return.

14. Do the securities offered have voting rights?   ☐ Yes X No

15. Are there any limitations on any voting or other rights identified above? X Yes ☐ No

Explain: Preferred Unit holders will not be able to vote on the decisions of the company.

16. How may the terms of the securities being offered be modified?

    The Managers have been given the right to raise funds through equity crowdfunding. Any adjustments to this or any other offering may be made by the Managers.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;
    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	12,250,000	10,994,375	Yes	
Preferred Units	5,442,220	2,174,368	No	20% Preferred Interest

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by raising more money.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes X No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the units being offered in this offering were determined based on estimated future revenues. In the future, these securities may be valued based on any number of appropriate methods including a cost approach, market comparables, discounted cash flow, liquidation value, etc. There is currently no set method for determining value.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

    As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporate actions including:

    • additional issuances of securities,
      If additional issuances are made, the investors in this offering may become diluted
    • issuer repurchases of securities,
      The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
    • a sale of the issuer or of assets of the issuer; or
      The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens, they would get paid out first before Common Unit holder get paid out.
    • transactions with related parties?
      Although the Managers of the Company may enter into related party contracts, their fiduciary duties to all members are what protect the investors in this offering from abuse.

24. Describe the material terms of any indebtedness of the issuer:

    Short-term debt listed is only accounts payable.

25. What other exempt offerings has the issuer conducted within the past three years?

    A private offering under Section 4(a)(2) was issued in order raise funds for the pilot episode of the show. A Regulation Crowdfunding offering in the latter-half of 2020. A Reg D offering ending in March of 2021.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any director or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.

X No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes X No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company has about $1,600,000 cash on hand as of the time of this offering and is already engaging contractors and services providers using those funds to produce through most of the first six episodes of season 1.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Reviewed Financials are attached from the previous period, but we do not have any financials that fall in the period required for an audited financials (2018 and 2019).

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

   (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i. in connection with the purchase or sale of any security? ☐ Yes X No
      ii. involving the making of any false filing with the Commission?
      ☐ Yes X No
      iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      ☐ Yes X No

   (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i. in connection with the purchase or sale of any security? ☐ Yes X No;

ii. involving the making of any false filing with the Commission? ☐ Yes X No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes X No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
  (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes X No

  (B) engaging in the business of securities, insurance or banking?
  ☐ Yes X No
  (C) engaging in savings association or credit union activities?
  ☐ Yes X No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes X No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes X No
ii. places limitations on the activities, functions or operations of such person?
  ☐ Yes X No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes X No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the
  Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
  ☐ Yes X No
ii. Section 5 of the Securities Act? ☐ Yes X No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes X No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes X No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes X No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
           (1) any other material information presented to investors; and
           (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

        The Company intends to hire an affiliated company employees and contractors, Harmon Brothers, LLC (the officers of the Company are employees or officers or owners of Harmon Brothers, LLC) to provide production services.
        The Company has contracted with a separate affiliated company, Angel Studios, Inc. to provide distribution services for the project (some of the owners of the Company are also owners of Angel Studios, Inc.).
        Daniel Harmon, President and Director of the Company is a silent minority owner of the parent company of the portal on which the Company will list this offering.
        Angel Studios, Inc., the distributor of the show the Company intends to produce, intends to exercise an option to purchase the intermediary on which this offering is listed, pending FINRA approval. This would represent an affiliated party agreement as many of the owners of the Company are also owners of Angel Studios, Inc. and so would be silent owners of the Portal also.

Included in the offering are the following perks for investors.

Invest $150 or more
Added to the Backer List

- Your name added to the backer list on the Tuttle Twins website!
- Plus, we'll send you some printable coloring pages of characters from the show.

Invest $250 or more
Your Name in the Credits

- Your name listed in the credits of the pilot as an investor (plus all previous perks).

Invest $1,000 or more
Early Access to the Trailer

- Exclusive digital access to the show trailer prior to the show's release (plus all previous perks).

Invest $5,000 or more
Wheelchair Time Machine!

- After the release of Episode 2 and 3, you will receive a digital copy of those scripts signed by Show Creator Daniel Harmon and Writers Jonny Vance, Jessica Rigby, Natalie Madsen, Kelly Vrooman and Kellen Erskine (plus all previous perks).

Invest $10,000 or more
Virtual Red Carpet Premiere

- Get exclusive virtual access to see the pilot episode of the show before anyone else (coming Summer 2021). And you'll get to participate in a virtual Q&A with the creators of the show (plus all previous perks).

Invest $20,000 or more
VIP Virtual Meet & Greet

- Hop on a 30 minute video call with Tuttle Twins Show Creator, Daniel Harmon. Ask him anything and get a behind the scenes look at the creative process (plus all previous perks).

Invest $25,000 or more
Freedom Fighter

- You'll receive Derek the Raccoon plushie fresh off the assembly line! We'll also send you a limited edition frame of animation signed by Tuttle Twins Creator Daniel Harmon (plus all previous perks).

Invest $50,000 or more
You Featured in the Show
- Our animators will design a background character in your likeness for the show! You'll also receive a print of your character design signed by Tuttle Twins creator Daniel Harmon (plus all previous perks).

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:invest.angelstudios.com/tuttle-twins, and/or invest.angelstudios.com/tutte-twins-2, and/or their website listed above.

The issuer must continue to comply with the ongoing reporting requirements until:

 (1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

 (2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

 (3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

 (4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 (5) the issuer liquidates or dissolves its business in accordance with state law.